OMV Investor News


06012407

March 29, 2006
9.45am (UK time) — 10.45am (CET)



OMV oil and gas discovery in Tunisia

- **OMV's first exploration well in southern Tunisia brings discovery**
- **Discovery well tested 1,500 bbl oil and 1,625 boe gas per day**
- **Further exploration wells planned**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, announced an oil and gas discovery in Tunisia. The first exploration well (Warda 1) in block Jenein Sud covering 1,992 km², 700 km south of the Tunisian capital Tunis, successfully tested gas and oil. The well, operated by OMV (Tunesien) Exploration GmbH was spudded on December 27, 2005 and encountered several oil and gas bearing zones.

During initial testing the well produced gas at a stable rate of 1,625 boe/d and 1,500 bbl/d of 54 degrees API oil. The well has been completed and suspended for further evaluation. The rig will move shortly to drill a second exploration well in the Jenein Sud concession. OMV and the Tunisian national oil company ETAP hold each 50% in the Jenein Sud consession.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Our Warda 1 discovery in the Jenein Sud concession is a success and an important step towards further growing our business in Tunisia, an important part of our North African E&P core region. OMV plans to further advance exploration in this country. Already now, OMV has a daily production of 8,000 boe in Tunesia."

Balanced International E&P portfolio
OMV owns a balanced international E&P portfolio in 17 countries organised around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. With the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 338,000 boe/d, and the company's reserves, approximately 1.4 bn boe.

Background information:

OMV in Tunesia

OMV first became active in Tunesia in the early 1970s. Membership in the group that discovered Halk el Menzel was OMV's first ever foreign joint venture. The Preussag acquisition brought OMV's return to Tunisia by giving OMV control of seven producing oil fields in the southeast of the country. The most prolific of these is the Ashtart field. OMV's current production is approximately 8,000 boe per day. OMV's current exploration acreage is in the operated Jenein Sud block in the Southern tip of Tunisia.

OMV Aktiengesellschaft

With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 16 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,451 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–March 2006** on May 16, 2006

Move & More. OMV

OMV Aktiengesellschaft

OMV Investor News

Incident in the Schwechat refinery

March 29, 2006
14:30 (MEZ)



- **Fire in the crude oil distillation unit**
- **Fire brought under control by fire brigade services**
- **All other production facilities operating according to plan**
- **Cause and full extent of damages not yet determined**

Yesterday morning, a fire in the refinery Schwechat broke out at the crude oil distillation unit 4. The cause of the fire is still unclear. The fire workers of OMV and Borealis, supported by the fire brigades of Vienna and neighbouring communities brought the fire under control within a few hours. They also avoided the fire spreading onto other parts of the refinery. There were no injuries and there was never any danger for the neighbourhood around the refinery.

The crude oil distillation unit has been taken out of operation. Currently all subsequent facilities are being supplied through semi finished products stored.

Experts are currently evaluating the causes of this incident. As soon as we have more detailed knowledge on the reason of the fire as well as on the size of the damage and the estimated restart of the facility we will provide further information.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–March 2006** on May 16, 2006

Move & More. OMV